Yes you can.®

INTRUST.

2001 Annual Report

LEADERSHIP

"WHAT SETS US APART ARE THE PERSONAL RELATIONSHIPS WITH OUR CUSTOMERS, ACHIEVED BY BLENDING HIGH-TECH AND HIGH-TOUCH QUALITIES. WHILE WE MUST INCORPORATE NEW TECHNOLOGY, IT WILL NEVER REPLACE THESE RELATIONSHIPS. OUR CONTINUED GROWTH IS AN OUTCOME OF PROVIDING THE RIGHT PRODUCTS AT THE RIGHT LEVEL OF SERVICE TO MEET THE NEEDS OF OUR CUSTOMERS."

— Charlie Chandler, Chairman, President and CEO

Can I count on my bank to remain poised for growth?

Yes you can.®

INTRUST Financial Corporation, along with its principal subsidiary, INTRUST Bank N.A., based in Wichita, Kansas, is one of the leading financial service providers in the region, offering a comprehensive line of financial service products to businesses and consumers. With assets in excess of $2.5 billion and locations in Andover, Augusta, Clay Center, Derby, El Dorado, Emporia, Eureka, Gardner, Haysville, Holton, Iola, Lawrence, Manhattan, Ottawa, Overland Park, Prairie Village, Shawnee, Topeka, Valley Center and Wichita, Kansas – as well as Moore, Mustang and Oklahoma City, Oklahoma – INTRUST continues a strong commitment to its customers and to the communities it serves.

Dear Shareholders:

INTRUST Financial Corporation is pleased to report another successful year, with record earnings for the fourth consecutive year. Net income increased 5.5%, while total assets reached a new high of $2,555,497,000 at year end.

Of particular note is the growth and development of INTRUST's community banks outside of the Wichita area. Having built strong teams based on the unique needs of each market, we now must focus on these communities, demonstrating our commitment to quality hometown service.

Another important accomplishment in 2001 was the continued development of our private and institutional Wealth Management services. We have particularly focused on expanding our capabilities in Northeast Kansas and Oklahoma, leveraging our resources to offer a greater range of services to all INTRUST customers. Our alliance with SunGard, one of the nation's premier investment management technology companies, is providing greater flexibility and expanded product capability, allowing INTRUST to remain at the forefront of a very competitive industry.

E-commerce will also play a major role in the year to come, as we prepare to formally launch our innovative Business Internet Banking service. This service will provide real-time access to financial information for business managers who demand accurate, timely information for decision-making purposes.

Overall, INTRUST's performance is particularly gratifying when viewed in relation to the challenging economic climate of 2001. Poor overall market performance, coupled with an unprecedented decline in interest rates, created significant challenges for us. This economic environment was complicated by the tragic events of September 11, which created an atmosphere of caution among both commercial and consumer customers. In view of these conditions, the fact that we maintained such strong performance is an accomplishment of which we can be proud.

As we look ahead, we recognize that it is INTRUST's ongoing commitment to quality customer service that forms the basis of our continued success. This pledge manifests itself in the services we provide, the relationships we build, and the care and dedication we show to our customers. We are proud of the quality and skills of our employees, and of the progress we have made toward becoming the Midwest's premier financial service provider. Thank you for your continued support.

C.Q. "Chuck" Chandler III
Chairman and CEO,
INTRUST Financial Corporation

C.Q. "Charlie" Chandler IV
President, INTRUST Financial Corporation
Chairman, President and CEO,
INTRUST Bank, N.A.



BUSINESS

"ONE OF INTRUST'S BIGGEST ADVANTAGES IS ITS SIZE. WE'RE BIG ENOUGH TO PROVIDE A HIGHER LEVEL OF PRODUCTS AND TECHNOLOGIES THAN ONE COULD FIND AT OTHER COMMUNITY BANKS, BUT SMALL ENOUGH TO STILL PROVIDE THE PERSONALIZED SERVICE CUSTOMERS ARE LOOKING FOR."

—*J.V. Lentell, Vice Chairman*



J.V. Lentell,
Vice Chairman

Can I expect my bank to help my business grow?

Yes you can.®

When Kansas businesses need financial solutions tailored to their specific needs, they know where to look. INTRUST offers a comprehensive line of products and services designed to meet the needs of any company, from the smallest new business to the largest, most established corporate client. Our commercial bankers are recognized as the most experienced professionals in the region, and are well known in the business community for their knowledgeable service and quick response to inquiries. Because loan decisions are made locally, INTRUST customers can count on the financing they need when they need it.



Reaching out to new markets.

New commercial customers are discovering the INTRUST difference, as the bank continues to develop its infrastructure throughout the state and beyond. Building upon the Community Bank strategies initiated in 1999, new locations are under construction in Manhattan, Lawrence and Kansas City. These expansions, as well as the completed merger and rebranding of Oklahoma Will Rogers Bank branches under the INTRUST umbrella, have helped to increase our presence throughout the region, resulting in a 16 percent increase in commercial loans among INTRUST locations outside of Wichita.

To further serve commercial customers, INTRUST also integrated new technology to provide Internet banking services to commercial customers. Business Internet Banking will allow commercial customers to enjoy the same online services as INTRUST's retail customers with real-time access to the financial data businesses need to make informed decisions.

Looking ahead, 2002 will also see the introduction of new Customer Relationship Management software which will help INTRUST staff be more aware of, and responsive to, the needs of commercial and retail customers. Because the software will track customer contacts and requests, it will help us bring more resources to bear on their behalf with targeted, personalized services.



Ed Gard,
Community Bank President
El Dorado



Terry Harts,
Community Bank President
Manhattan



Mike Maddox,
Community Bank President
Lawrence



Stan Ricketts,
Community Bank President
Kansas City



Michael Wynn,
Community Bank President
Oklahoma City



Ed York,
Community Bank President
Ottawa

IT'S ALL ABOUT RELATIONSHIPS.

The high level of personal service INTRUST provides reinforces the strong, long-term relationships at the heart of the bank's success. During 2001, INTRUST capitalized on referrals from many existing customers, and these new relationships stand as a testament to the level of service, professionalism and commitment the bank provides. As waves of bank mergers and acquisitions continue to leave customers uncertain regarding the stability of their financial institutions, INTRUST has proven its commitment to the communities we serve.

Of course, it's not only the quality of service, but the quality of services that attracts new commercial customers. The tailored cash management services available at INTRUST are exceptional, thanks to a staff capable of utilizing the latest technology to meet specific customer goals. Customers also appreciate the availability of international banking services, which are uncommon in a bank the size of INTRUST.

As the nation's 45th-largest agribusiness lender, INTRUST continues to grow its capabilities. Like many of the agribusiness customers we serve, INTRUST is independent and locally owned, with multi-generational leadership that has a long-term view of the future. It is because of this parallel that INTRUST is able to create and maintain such enduring personal relationships. As a result, agribusiness loans increased by 34 percent during 2001, and surveys continue to indicate the highest levels of customer satisfaction.

Increased agribusiness loans

Recognized as the country's 85th-largest commercial lender

Recognized as the country's 45th-largest agribusiness lender

Building for the future.

Building on its reputation in Central Kansas, INTRUST continues to expand its service area. Staffing these locations with the most qualified, knowledgeable professionals we could find is only one way we've jump-started our presence in these new markets. In Oklahoma City, where we have operated as Will Rogers Bank, bringing bank locations under the INTRUST umbrella was only the first step in capitalizing on INTRUST's reputation for quality products and services. Ultimately, we want every customer to know that, when they need expert financial services, they need look no futher than INTRUST.



L-R: Randy Lindsay, Terry Harts, Chuck Chandler and Charlie Chandler

INVESTMENTS

"WE SEE OURSELVES AS 'TRUSTED ADVISORS' WHO USE FINANCIAL PLANNING TO HELP ASSESS NEEDS AND REACH FINANCIAL GOALS. THE DIFFERENCE IS THAT WE'RE SITTING ON THE SAME SIDE OF THE TABLE AS THE CLIENT. WE'RE NOT TRYING TO SELL PROPRIETARY PRODUCTS THAT BENEFIT US – WE'RE FINDING SOLUTIONS THAT WORK BEST FOR OUR CUSTOMERS."

— *Rod Pitts, Senior Vice President*

Can I find investment options that really stand out?

Yes you can.®

The news is spreading. As INTRUST locations continue to spring up across the state of Kansas and into Oklahoma, customers throughout the region are recognizing INTRUST as the premier provider of investment solutions for individuals and businesses. Providing access to world-class funds and fund managers, while remaining product-neutral, allows INTRUST to maintain the highest level of objectivity. This objectivity is only one way INTRUST is distinguishing itself in the marketplace.



Growing our customers and our services.

For individual investors, INTRUST Wealth Management has become a recognized leader in the areas it serves, providing comprehensive portfolio management, individual stock purchases and more. With products and services tailored to meet diverse needs, INTRUST can offer expert advice, while allowing customers to make their own choices regarding their investment options.

In addition to continued product development, INTRUST also incorporated several technological advances that have improved the way we serve our customers. Of primary note is our part ownership of SunGard Wealth Management Services (SWMS), which was formed in 2001. Our alliance with SWMS provides the technological capabilities necessary to compete in today's investment arena. The addition of real-time access to financial data, as well as a number of other value-added services, puts INTRUST in a leadership position among our competitors. It frees our investment professionals to concentrate on being world-class relationship managers who will continually go the extra mile for our customers.



Tom Gangel, Senior Vice President, Investments

During 2001, we also completed a major expansion and development of the INTRUST Investments Internet site. Thanks to new technology, customers can now access their investment accounts on the Internet, as well as utilize specialized calculators, investment education tools and articles. Other investment education programs have been implemented through NestEgg University, which offers a variety of programs designed to entertain, educate and motivate customers to take action regarding their financial future. We will continue to expand these programs in 2002.



Troy Jordan, Senior Vice President, Institutional Wealth Management



Rod Pitts, Senior Vice President, Private Wealth Management

OUR PEOPLE MAKE THE DIFFERENCE.

For several years, INTRUST has been working to assemble a strong team of investment professionals, focused on providing the highest possible level of service to our customers. We have continued to attract talented, knowledgeable individuals because of our commitment to service. INTRUST professionals know that strong customer relationships are the key to future growth, and that we can only build those relationships through experience and proven performance, and by focusing on our customers' needs.

In Kansas City, for instance, our investment professionals have found themselves becoming key players amidst a sea of investment firms. INTRUST is recognized for delivering superior advice and products to the marketplace. As we move forward, we plan to begin offering Private Wealth Management services to Kansas City residents to make further impact in that market.

Through NestEgg Consulting, INTRUST provides support for employee benefit products to more than 50,000 employees in all 50 states and Puerto Rico. NestEgg supplies enrollment education, ongoing investment education, and debt and savings management services. The NestEgg company is building a strong reputation for quality and responsiveness in the delivery of these key services.

Significantly expanded investment services in Northeast Kansas

Established partnership with SunGard Wealth Management Services

Introduced Trusted Advisor program to enhance customer service

The INTRUST difference.

At INTRUST, our products are designed to meet specific customer needs. Unlike other investment firms who promote their own products to bolster their bottom lines, you won't find off-the-shelf solutions here. We prefer to bring our clients the best of the best, and concentrate on performance rather than sales. So when someone asks why INTRUST is different than other investment firms, the answer is simple: we're not one. After more than a century of stable, dependable service, you can be sure that the people who help you today will be here tomorrow, too.



PERSONAL

"AT INTRUST, 'YES YOU CAN' ISN'T JUST A THEME. WE BELIEVE IT IS THE RIGHT APPROACH TO DOING BUSINESS. THAT'S WHY WE HIRE ONLY THE BEST PEOPLE AND OFFER ONLY THE HIGHEST QUALITY PRODUCTS. WE HAVE TO LIVE UP TO THAT CREDO, AND STRIVE TO DELIVER A 'YES YOU CAN' ATTITUDE EVERY DAY. AFTER ALL, THAT'S WHAT CUSTOMERS SHOULD EXPECT FROM A BANK."

— *Ron Baldwin, Vice Chairman*



Ron Baldwin,
Vice Chairman

Can I find a bank that combines convenience with great service and a positive attitude?

Yes you can.®

INTRUST Bank continues to provide the most convenient and accessible personal banking options available, with 47 locations, a 24-hour phone bank, online access, more than 100 ATMs, and full-service branches inside grocery stores. These delivery systems mean little without the support of INTRUST employees, who demonstrate their commitment to service each and every day. INTRUST's core message, *Yes You Can*, captures the essence of this attitude, encouraging INTRUST employees at every level to commit to finding win-win solutions for their customers. Reinforcing this message in 2001, our marketing effort incorporated original music by well-known performer Charlie Daniels and images that communicate INTRUST's "can-do" spirit.



Branches keep building on value and service.

Despite demands for new and better ways of accessing their accounts, customers still place great value on the personal service offered by their neighborhood banks. As INTRUST continues to construct new branches across Kansas and Oklahoma, the bank is also expanding its service offerings at these locations. One result of this expansion is an increase in consumer lending. As expected, record-low interest rates had a tremendous impact on consumer lending as homeowners took advantage of refinancing opportunities.

Commitment



"INTRUST has always been a leader in its commitment to the community, but now others are stepping in to help, which we think is wonderful. It allows us to look ahead and continue to expand our programs in this and other communities we serve."

Janet LLoyd-Williams, Senior Vice President

In an effort to offer an even greater array of services to its customers, INTRUST also introduced two new services during 2001. Free Checking and INTRUST Bounce Blocker® products complement existing product lines and provide even more customer choice. Both products saw rapid acceptance, and have exceeded first-year expectations.

Underscoring all of these activities, of course, is an emphasis on delivering positive, friendly service to the customers – and communities – INTRUST serves. As in years past, INTRUST continued to support a myriad of community programs, many aimed at low- and moderate-income families. Educational efforts, both in schools and through community outreach programs, help educate consumers on financial basics. Programs such as Center City Organized Revitalization Effort (CORE) and Community Housing Services, which INTRUST supports, focus on economic development initiatives and provide low-interest loans to those who might not otherwise qualify for assistance. INTRUST takes its responsibility to the community very seriously, and these programs allow the bank to give back to the communities who have supported us over the years.


INTRUST

THE ULTIMATE IN BANKING CONVENIENCE.

As consumers continue to demand non-traditional methods of accessing their accounts, INTRUST has consistently risen to the occasion. The introduction of debit card services, which offered an alternative to checks, and the development of INTRUST Online are two recent examples. Easy, 24-hour access and accurate, real-time data make online banking the ultimate in banking convenience.

INTRUST's Bankcard Division has experienced steady growth, with the growing acceptance of debit card options responsible for a 27 percent increase in debit card volume. INTRUST is also the exclusive source for the University of Kansas, Kansas State University and Wichita State University affinity cards, allowing students, fans, friends and alumni to show support for their favorite school.

INTRUST Online has also continued to grow, with the number of active online customers increasing by 32 percent during 2001. More customers are taking advantage of online banking services and FetchMyStuff®, INTRUST's Internet aggregation application. Thanks to recent upgrades, customers can also utilize Quicken® and Microsoft Money® software in conjunction with their online account access. These developments, as well as additional expansion of INTRUST Online during 2001, stand as a testament to the bank's capabilities, as well as its commitment to providing the latest technology to the customers we serve.

Low interest rates resulted in a refinancing boom that significantly increased year-end performance

Maintained "Best Bank" status and "Top-of-Mind" name awareness in the Wichita area

Achieved 96 percent score for overall customer satisfaction

KANSAS

Clay Center
615 Court • (785) 632-4100
Key Market Contact: Phil Kasper

El Dorado
100 S. Main • (316) 321-1640
700 N. Main (Dillons) • (316) 321-8939
Key Market Contact: Ed Gard

Emporia
715 Merchant • (620) 340-6200
Key Market Contact: Mike Tovar

Eureka
401 N. Main • (620) 583-3600
Key Market Contact: Sam Milner

Holton
129 W. 4th Street • (785) 364-5657
Key Market Contact: Connie Brown

Iola
10 N. Sycamore • (620) 365-4500
Key Market Contact: Kary Borden

Kansas City Metro Area
104 E. Main, Gardner • (913) 856-8809
11108 Antioch Road, Overland Park • (913) 385-8247
8682 W. 133rd Street, Overland Park (Opening Fall 2002)
4000 Somerset, Prairie Village • (913) 385-8200
7405 Quivira (Dillons), Shawnee • (913) 385-8235
Key Market Contact: Stan Ricketts

Lawrence
544 Columbia Dr. • (785) 830-2600
901 Vermont • (785) 830-2612
Key Market Contact: Mike Maddox

Manhattan
630 Humboldt • (785) 565-5400
2706 Anderson (Opening Spring 2002)
Key Market Contact: Terry Harts

Ottawa
119 E. 3rd Street • (785) 229-7200
Key Market Contact: Ed York

Topeka
1035 S. Topeka Blvd. • (785) 431-5300
Key Market Contact: Joe Fazio

OKLAHOMA
100 S. Broadway, Moore • (405) 895-7054
640 S.E. 4th, Moore (Wal-Mart Neighborhood Market) • (405) 895-7050
500 N. Mustang, Mustang • (405) 895-7078
5100 N.W. 10th, Oklahoma City • (405) 949-6500
5909 N.W. Expressway, Oklahoma City • (405) 949-6586
Key Market Contact: Mike Wynn



Maize
Andover
SEE MAP INSET
Rose Hill
Gordon
Smileyberg
Atlanta
Grenola

WICHITA AREA

Traditional Branches
Douglas & Main, 105 N. Main • (316) 383-1468
21st & Rock, 8202 E. 21st • (316) 383-1563
37th & Rock, 3801 N. Rock • (316) 383-1549
Central & Rock, 7800 E. Central • (316) 383-1337
Central & Rutan, 3433 E. Central • (316) 383-1957
Central & Tyler, 8601 W. Central • (316) 383-1296
21st & Amidon, 2005 W. 21st • (316) 383-1816
Harry & Webb, 1544 S. Webb • (316) 383-1505
Pawnee & Seneca, 2439 S. Seneca • (316) 383-1755
308 W. Central, Andover • (316) 383-3350
112 W. 7th Street, Augusta • (316) 383-3340
1501 N. Rock Rd., Derby • (316) 383-1767
107 S. Wayne, Haysville • (316) 524-3251
142 N. Ash, Valley Center • (316) 755-1225
Key Market Contact: Charlie Chandler

Dillons Branches
Central & Rock, 7707 E. Central • (316) 383-1997
21st & Rock, 2244 N. Rock • (316) 383-1342
Central & Maize, 10515 W. Central • (316) 383-1194
13th & Waco, 1435 N. Waco • (316) 383-1731
13th & West, 3932 W. 13th • (316) 383-1935
21st & Maize, 10222 W. 21st • (316) 383-1690
Harry & Webb, 9450 E. Harry • (316) 383-1051
Harry & Edgemoor, 5500 E. Harry • (316) 383-1087
31st & Seneca, 3211 S. Seneca • (316) 383-1742
47th & Broadway, 4747 S. Broadway • (316) 383-1096
426 S. Andover Rd., Andover • (316) 383-1946
317 N. Rock, Derby • (316) 383-1882
Key Market Contact: Charlie Chandler

Legend
1 Derby
2 Haysville
3 Wichita
4 Valley Center
5 Andover
6 Augusta
7 El Dorado
8 Eureka
9 Iola
10 Emporia
11 Ottawa
12 Gardner
13 Topeka
14 Lawrence
15 Kansas City Metro Area
16 Manhattan
17 Clay Center
18 Holton
19 Moore, Okla.
20 Mustang, Okla.
21 Oklahoma City

INTRUST Financial Corporation Average Balance Sheets – Five Year Summary (Dollars in thousands)

	Years ended December 31,				
Assets	**2001**	**2000**	**1999**	**1998**	**1997**
Cash and cash equivalents:					
Cash and due from banks	$98,616	$100,650	$107,330	$128,090	$112,923
Federal funds sold	73,894	40,901	43,943	121,146	43,961
Total cash and cash equivalents	172,510	141,551	151,273	249,236	156,884
Investment securities:					
Taxable investment securities	433,755	427,654	370,931	343,512	266,962
Nontaxable investment securities	10,464	10,579	12,954	16,186	20,640
Total investment securities	444,219	438,233	383,885	359,698	287,602
Loans net of allowance for loan losses	1,740,319	1,676,151	1,528,778	1,305,639	1,229,924
Buildings and equipment	47,603	40,927	32,486	26,984	27,821
Other assets	71,132	83,678	79,710	64,341	70,870
Total assets	$2,475,783	$2,380,540	$2,176,132	$2,005,898	$1,773,101
Liabilities and Stockholders' Equity					
Deposits:					
Demand	$237,944	$204,778	$324,777	$344,974	$302,901
Savings and interest-bearing demand	842,876	873,650	723,303	643,555	567,264
Time	775,329	734,623	624,729	550,898	555,129
Total deposits	1,856,149	1,813,051	1,672,809	1,539,427	1,425,294
Short-term borrowed funds	340,438	315,978	260,036	230,757	164,858
Long-term debt	67,025	68,085	79,889	80,808	33,627
Other liabilities	31,848	24,171	26,378	17,842	20,993
Total liabilities	2,295,460	2,221,285	2,039,112	1,868,834	1,644,772
Stockholders' equity	180,323	159,255	137,020	137,064	128,329
Total liabilities and stockholders' equity	$2,475,783	$2,380,540	$2,176,132	$2,005,898	$1,773,101

Average Total Assets ($ Millions)


2001
2000
1999
1998
1997
1,400
1,600
1,800
2,000
2,200
2,400
2,600

Average Loans ($ Millions)


2001
2000
1999
1998
1997
800
1,000
1,200
1,400
1,600
1,800
2,000

INTRUST Financial Corporation Condensed Statements of Income – Five Year Summary (Dollars in thousands, except per share data)

	Years ended December 31, 2001	2000	1999	1998	1997
Interest income:					
Loans	$141,080	$153,792	$131,082	$119,077	$112,236
Investment securities	25,057	26,705	21,865	21,251	17,794
Federal funds sold and other	2,073	2,650	2,259	6,555	2,424
Total interest income	168,210	183,147	155,206	146,883	132,454
Interest expense:					
Deposits	58,583	64,904	53,557	51,733	49,284
Federal funds purchased and securities sold under agreements to repurchase	10,067	16,525	11,131	10,613	7,879
Other indebtedness	5,542	6,796	6,851	6,979	2,984
Total interest expense	74,192	88,225	71,539	69,325	60,147
Net interest income	94,018	94,922	83,667	77,558	72,307
Provision for loan losses and write-down of loans	13,105	10,620	10,940	11,090	12,885
Net interest income after provision for losses	80,913	84,302	72,727	66,468	59,422
Noninterest income:					
Service charges	17,886	13,722	12,323	11,008	10,001
Fiduciary income	12,055	12,569	13,262	10,509	7,979
Credit card fees	10,035	10,536	9,204	8,824	13,019
Other income	15,050	12,021	12,370	12,296	10,130
Total noninterest income	55,026	48,848	47,159	42,637	41,129
Noninterest expense:					
Salaries and employee benefits	47,562	45,930	42,007	38,548	35,187
Net occupancy and equipment expense	13,793	11,850	10,619	9,081	8,819
Advertising and promotional activities	4,301	4,786	4,007	4,578	4,282
Data processing expense	5,454	5,441	4,692	3,961	3,605
Other expense	22,468	23,468	21,765	21,213	22,734
Total noninterest expense	93,578	91,475	83,090	77,381	74,627
Income before provision for income taxes	42,361	41,675	36,796	31,724	25,924
Provision for income taxes	15,842	16,540	14,338	12,190	9,260
Net income	$26,519	$25,135	$22,458	$19,534	$16,664
Per share data:					
Basic earnings per share	$11.31	$10.60	$10.98	$9.10	$7.60
Diluted earnings per share	$11.20	$10.50	$ 9.48	$7.90	$6.74

Total Revenue ($ Millions)



2001
2000
1999
1998
1997
140
160
180
200
220
240
260

Diluted Earnings Per Share (Dollars/Share)



2001
2000
1999
1998
1997
0
2.5
5
7.5
10
12.5
15

INTRUST Financial Corporation
105 North Main
Wichita, KS 67202-1412
(316) 383-1111

Officers of INTRUST Financial Corp.

EXECUTIVE

C.Q. Chandler III, Chairman and CEO
C.Q. Chandler IV, President
Rick Beach, Executive Vice President and Chief Credit Officer
Jay Smith, Executive Vice President and Chief Financial Officer

AUDITING

Tanya Hammond, Vice President

LEGAL

Brian Sullivan, Senior Vice President and General Counsel
Sharon Self, Vice President and Assistant General Counsel

LOAN REVIEW

Debra Duncan, Vice President

INTRUST Bank, N.A.

Officers of INTRUST Bank, N.A.

EXECUTIVE

C.Q. Chandler IV, Chairman, President and CEO
Ron Baldwin, Vice Chairman
J.V. Lentell, Vice Chairman

BUSINESS BANKING

COMMERCIAL LENDING

WICHITA
John Luerding, Executive Vice President
Roger Eastwood, Senior Vice President
Bruce Long, Senior Vice President
Debra Allison, Vice President
Michael DeBroeck, Vice President
Mark Dennett, Vice President
Brad Edwards, Vice President
Dan Eilert, Vice President
Robert Harmon, Vice President
Gail Johnson, Vice President
Marlon King, Vice President
Mark Koch, Vice President
Gregg Lesh, Vice President
Jack Roberts, Vice President
Randy Williams, Vice President

EL DORADO
Ed Gard, Community Bank President
Vic Auer, Vice President
Charles Patton, Vice President
Orlan Stevens, Vice President

KANSAS CITY METRO
Stan Ricketts, Community Bank President
Greg Schoofs, Vice President

LAWRENCE
Mike Maddox, Community Bank President
Kathleen Marker, Vice President
Elaine VanDeventer, Vice President

MANHATTAN
Terry Harts, Community Bank President
Roger Schneider, Vice President

OKLAHOMA
Mike Wynn, Community Bank President
Ed Sperle, Senior Vice President
David Thompson, Senior Vice President

OTTAWA
Ed York, Community Bank President
James Lancaster, Vice President

COMMERCIAL SALES MANAGEMENT

Lyndon Wells, Senior Vice President

COMMUNITY DEVELOPMENT

Janet LLoyd-Williams, Senior Vice President

CORRESPONDENT BANKING

Roger Kepley, Senior Vice President
Gary Donovan, Vice President
Bruce Frost, Vice President

INTERNATIONAL BANKING

Anna Anderson, Senior Vice President
Dina Aaby, Vice President

PRIVATE BANKING

Phyllis Connelly, Vice President
Randy Koepsel, Vice President

REAL ESTATE LENDING

Gary Schmitt, Senior Vice President
Joe Eaton, Vice President
Brent Groves, Vice President

INVESTMENTS/WEALTH MANAGEMENT

PRIVATE

Rod Pitts, Senior Vice President
Roger Zellers, Senior Vice President
Doug Brehm, Vice President
Stephanie Clausen, Vice President
Rhonda Disney, Vice President
Robert Francis, Vice President
Patricia Hudson, Vice President
Roger Lemon, Vice President
Rusty Lovett, Vice President

INSTITUTIONAL

Troy Jordan, Senior Vice President
Michael Marlow, Senior Vice President (Kansas City)
Bill Bequette, Vice President (Tulsa)
David Darby, Vice President (Kansas City)
John Goff, Vice President (Tulsa)
Leeland Johnson, Vice President (Kansas City)
Bonnie Mosher, Vice President
Robin Pfaff, Vice President
Bradley Scafe, Vice President (Kansas City)
David Weaver, Vice President
Tom Weeks, Vice President (Tulsa)

INVESTMENTS

Tom Gangel, Senior Vice President

PERSONAL BANKING

BANKCARD CENTER

Bill Jones, Senior Vice President
Jan Carithers, Vice President
Linda Cullinan, Vice President
Cheryl Kastner, Vice President
Marc Kessinger, Vice President
Mike Neel, Vice President

BRANCH ADMINISTRATION

Janeen Smalley, Senior Vice President
Marsha Coffey, Vice President (Oklahoma)
Charlene Fast, Vice President (Oklahoma)

PERSONAL LOANS

Al Williams, Senior Vice President
Gary Ubben, Senior Vice President
Stacy Crabtree, Vice President
Dan Dolezal, Vice President
Winona Hollowell, Vice President
Bill Neises, Vice President
Paul Sansgaard, Vice President
Earl Watson (Oklahoma)

REMOTE BANKING

Teresa Gabel, Vice President

ADMINISTRATIVE RESOURCES

Doug Winkley, Vice President

CORPORATE COMMUNICATIONS

Diane Iseman, Vice President

FINANCIAL RESOURCES

Dennis Denning, Vice President
Kim Klocek, Vice President
Susan Sullivan, Vice President

HUMAN RESOURCES

Gary Proffitt, Director

LOAN OPERATIONS

Kathy Self, Vice President

MARKETING

Laura Lane-Starks, Vice President

OPERATIONS AND TECHNOLOGY

Steve Hipp, Executive Vice President
T.R. Goering, Vice President
Teri Greene, Vice President
Tom Morrison, Vice President
Steffany Schell, Vice President
Jim Simon, Vice President
Rose Snyder, Vice President

TRAINING AND DEVELOPMENT

Debra Schwemmer, Vice President

NestEgg Consulting Inc.
100 North Main, 10th Floor
Wichita, KS 67202
(316) 383-1020

Troy Jordan, President

INTRUST Brokerage Inc.
100 North Main
Wichita, KS 67202-1412
(316) 383-1043

Hugo Ernst, President
Michael Mitchell, Vice President

INTRUST Financial Services Inc.
100 North Main
Wichita, KS 67202
(316) 383-1916

Tom Gangel, President
Greg Scafe, Vice President



1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21

Board of Directors

1 Charlie Chandler
INTRUST Bank, N.A.

2 Chuck Chandler
INTRUST Financial Corp.

3 Ron Baldwin
INTRUST Bank, N.A.

4 J.V. Lentell
INTRUST Bank, N.A.

5 Charles W. Dieker
Investments

6 Frank L. Carney
Carney Enterprises

7 Robert L. Darmon
Investments

8 Thomas D. Kitch
Fleeson, Gooing, Coulson & Kitch

9 William B. Moore
Saber Partners

10 Richard M. Kerschen
The Law Co., Inc.

11 George T. Chandler
First National Bank in Pratt

12 C. Robert Buford
Zenith Drilling Corp.

13 Donald C. Slawson
Slawson Companies, Inc.

14 Paul A. Seymour Jr.
Investments

15 Kenneth Shannon
Metal-Fab, Inc.

16 Charles G. Koch
Koch Industries, Inc.

17 John T. Stewart III
Stewart Companies

18 Eric T. Knorr
K Bar M Pizza Co., Inc.
QS&C Management Company, LLC

19 Jeffrey L. Turner
Boeing Commercial Airplane Group

20 Stephen L. Clark
Clark Investment Group

21 Martin K. Eby Jr.
Martin K. Eby Construction Co., Inc.





INTRUST.



www.intrustbank.com